UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

ULURU INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

90403T209

(CUSIP Number)

The Punch Trust

c/o Clermont Corporate Services Limited

Nerine Chambers

P.O. Box 905

Road Town, Tortola

British Virgin Islands

41-22-718-7810

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90403T209		SCHEDULE 13D

1.	Names of Reporting Persons The Punch Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3 below)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,000,000

	9.	Sole Dispositive Power 1,000,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 90403T209	SCHEDULE 13D

This Schedule 13D (“Schedule 13D”) is filed by The Punch Trust (“TPT”) with respect to ownership of shares of the common stock, par value $0.001 per share (the “Common Stock”), of ULURU Inc., a Nevada corporation (“ULURU”).

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 20,597,608 shares of Common Stock outstanding as of January 31, 2014 as represented by ULURU to TPT and thereafter increased to reflect ULURU’s issuance of 3,000,000 new shares of Common Stock to TPT and Michael I. Sacks.

Item 1.                          Security and Issuer.

This Schedule 13D relates to the Common Stock of ULURU.

The address of the principal executive offices of ULURU is 4452 Beltway Drive, Addison, Texas 75001.

Item 2.                          Identity and Background.

(a)                                 This Schedule 13D is filed by The Punch Trust.  The trustee of TPT is Clermont Corporate Services Limited.  The trustee has sole investment control over TPT.

(b)                                 TPT is organized in the British Virgin Islands.  TPT’s address is c/o Clermont Corporate Services Limited, Nerine Chambers, P.O. Box 905, Road Town, Tortola, British Virgin Islands.

(c)                                  The principal purpose of TPT is to hold assets for the benefit of its beneficiaries.

(d)                                 During the last five years, TPT has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, TPT has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                          Source and Amount of Funds or Other Consideration.

TPT is using existing trust funds to acquire the 1,000,000 shares of Common Stock to be acquired by it pursuant to the agreements described by this Schedule 13D.  The information in Item 5 is incorporated herein by this reference.

Item 4.                          Purpose of Transaction.

TPT acquired beneficial ownership of the securities reported herein for investment purposes.  TPT may acquire or dispose of additional securities or sell securities of ULURU from time to time by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to ULURU or a subsidiary thereof or otherwise.

Other than as described in this Schedule 13D, TPT does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although TPT may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

CUSIP No. 90403T209	SCHEDULE 13D

Item 5.                          Interest in Securities of the Issuer.

(a)                                 On January 31, 2014, TPT entered into an Assignment Agreement (the “Assignment Agreement”) with IPMD GmbH (“IPMD”) and Michael I. Sacks pursuant to which IPMD assigned to Mr. Sacks and TPT its rights and interests to purchase up to 3,000,000 shares of Common Stock in ULURU as detailed in a certain warrant, dated December 21, 2012, as amended (the “Warrants”). The Warrants provide for the issuance of 750,000 shares of Common Stock on each of January 31, 2014, February 28, 2014, March 31, 2014 and April 30, 2014 in exchange for the payment of $450,000 on each such date. Neither Mr. Sacks nor TPT paid any monetary consideration to IPMD in connection with the assignments under the Assignment Agreement.  All disclosure herein assumes Mr. Sacks and TPT comply with the terms of the Warrants and acquire all 3,000,000 shares of Common Stock issuable thereunder.

Concurrent with the assignment under the Assignment Agreement described above, TPT entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”) with Mr. Sacks and IPMD pursuant to which the parties agreed to a procedure to determine how to vote with respect to proposals at a meeting of stockholders or pursuant to written consents of stockholders.  The procedure will not apply with respect to IPMD’s rights related to the appointment of at least two directors to the board of ULURU, which will remain at IPMD’s discretion. The parties have also granted rights of first refusal and co-sale rights to each other with respect to their interests in ULURU.  IPMD has also provided Mr. Sacks and TPT with the right to purchase IMPD’s interest in ULURU in the event of an IPMD change of control.

As a result of the Stockholders’ Agreement, Mr. Sacks, TPT and IMPD have formed a “group” within the meaning of Section 13d(3) of the Securities Exchange Act of 1934 and may be deemed to beneficially own an aggregate of 8,000,000 shares of Common Stock, representing approximately 33.9% of the issued and outstanding shares of Common Stock (increased to reflect ULURU’s issuance of 3,000,000 new shares of Common Stock to Mr. Sacks and TPT).

On January 31, 2014, Mr. Sacks, TPT, IPMD and ULURU entered into an Implementation Agreement (the “Implementation Agreement”) pursuant to which ULURU consented and agreed to the assignment of the Warrants to Mr. Sacks and TPT.  ULURU also agreed to issue and facilitate the delivery of the shares of Common Stock under the Warrants to Mr. Sacks and TPT upon their payment of the corresponding purchase price due under the Warrants.  Under the terms of the Warrants, Mr. Sacks made his first payment of $450,000 on January 31, 2014 and ULURU issued 750,000 shares of Common Stock to him.  Of the 3,000,000 shares of Common Stock issuable under the Warrants, the Implementation Agreement provides for Mr. Sacks to acquire 2,000,000 shares (750,000 on each of January 31 and February 28 and 250,000 on each of March 31 and April 30) and TPT to acquire 1,000,000 shares (500,000 on each of March 31 and April 30).

TPT disclaims any beneficial ownership or pecuniary interest in the shares of Common Stock beneficially owned by IPMD or Mr. Sacks.  Any information regarding IPMD described in this Schedule 13D is based on information reported in IPMD’s Schedule 13D/A filed January 14, 2014 and information provided by IPMD to TPT.  Any information regarding Mr. Sacks described in this Schedule 13D is based on information provided by Mr. Sacks to TPT.  Mr. Sacks will file a separate Schedule 13D and IPMD will file an amendment to its Schedule 13D with respect to their interests.

(b)                                 As a result of the Stockholders’ Agreement, assuming all payments under the Warrants are made and Mr. Sacks and TPT acquire the Common Stock issuable pursuant to the Warrants, (i) Mr. Sacks and TPT may be deemed to share with IPMD voting power over the 5,000,000 shares of Common Stock directly beneficially owned by IPMD, (ii) Mr. Sacks and IPMD may be deemed to share with TPT voting power over the 1,000,000 shares of Common Stock directly beneficially owned by TPT and (iii) TPT and IMPD may be deemed to share voting power with Mr. Sacks over the 2,000,000 shares of

CUSIP No. 90403T209	SCHEDULE 13D

Common Stock directly beneficially owned by Mr. Sacks.  Accordingly, each of Mr. Sacks, TPT and IPMD may be deemed to have shared voting power over an aggregate of 8,000,000 shares of Common Stock and sole voting power with respect to no shares of Common Stock.

TPT has sole dispositive power only with respect to shares of Common Stock it holds directly (presently assumed to be 1,000,000), Mr. Sacks has sole dispositive power only with respect to shares of Common Stock he holds directly (presently assumed to be 2,000,000) and IMPD has sole dispositive power only with respect to 5,000,000 shares of Common Stock it holds directly.  None of these parties shares any dispositive power with respect to the Common Stock.

IPMD is incorporated in Austria.  IPMD’s principal executive offices are located at Schreyvogelgasse 3/5, Vienna, Austria 1010AT.  The principal business of IPMD is investment and pharmaceutical product licensing and distribution.  To the knowledge of TPT, during the last five years, IPMD has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  To the knowledge of TPT, during the last five years, IPMD has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Sacks’ business address is 11th Floor, Sandton City Office Towers, Sandhurst, Ext 3, Sandton, 2196, South Africa.  The principal occupation of Mr. Sacks is personal investing.  Mr. Sacks is self-employed.  To the knowledge of TPT, during the last five years, Mr. Sacks has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  To the knowledge of TPT, during the last five years, Mr. Sacks has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)                                  Except as set forth in this Schedule 13D, (i) neither TPT nor Mr. Sacks has effected any transactions in any shares of Common Stock during the past 60 days and (ii) IPMD has not effected any transactions in any shares of Common Stock other than those reported in IPMD’s most recent filing on Schedule 13D on January 14, 2014.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On January 31, 2014, TPT and Mr. Sacks entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with ULURU.  Pursuant to the Registration Rights Agreement, TPT and Mr. Sacks are entitled to certain demand and “piggy-back” registration rights for shares of Common Stock acquired from ULURU by virtue of the Warrants or otherwise.  ULURU will bear its own expenses incurred in connection with the filing of any registration statements pursuant to the Registration Rights Agreement.

On January 31, 2014, TPT entered into an Equalization Agreement (the “Equalization Agreement”) with Mr. Sacks, IPMD and Melmed Holdings AG (“Melmed”), the controlling shareholder of IPMD.  Pursuant to the Equalization Agreement, TPT and Mr. Sacks are entitled to receive a portion of any payment in excess of a base threshold amount that may accrue to IPMD or its related entities if IPMD

CUSIP No. 90403T209	SCHEDULE 13D

(or related entities) and ULURU enter into certain transactions, including ones that constitute a merger, consolidation or amalgamation or transactions with third parties that result in a change of control of IPMD or a transfer of a material portion of IPMD’s economic interests in ULURU.

The information in Item 5 is incorporated herein by this reference.  Except as set forth in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between TPT and any other person with respect to the securities of  ULURU.

References to and descriptions of the Assignment Agreement, Implementation Agreement, Stockholders’ Agreement, Registration Rights Agreement and Equalization Agreement included in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements attached hereto as Exhibits 99.1-99.5, and each is incorporated herein by this reference.

Item 7.                          Material to be Filed as Exhibits.

99.1.  Assignment Agreement, dated as of January 31, 2014, by and among Mr. Sacks, TPT and IPMD.

99.2.  Implementation Agreement, dated as of January 31, 2014, by and among Mr. Sacks, TPT, IPMD and ULURU.

99.3.  Stockholders’ Agreement, dated as of January 31, 2014, by and among Mr. Sacks, TPT and IPMD.

99.4.  Registration Rights Agreement, dated as of January 31, 2014, by and among Mr. Sacks, TPT and ULURU.

99.5.  Equalization Agreement, dated as of January 31, 2014, by and among Mr. Sacks, TPT, Melmed and IPMD.

CUSIP No. 90403T209	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2014

The Punch Trust

	By:	/s/ Elliot Goodman /s/ Valerie Dagnaud
Name: Elliot Goodman Valerie Dagnaud
Title: Authorised Signatories